COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

May 30, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE: Columbia Funds Series Trust I (the “Registrant”) on behalf of the following fund (the “Fund”):

Active Portfolios® Multi-Manager Growth Fund (formerly known as Columbia Active Portfolios® – Select Large Cap Growth Fund)

Post-Effective Amendment No. 197 (the “Post-Effective Amendment”)

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 197 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(1) of the Security Act of 1933. The purpose of the Amendment is to describe certain changes to the Fund’s name, principal investment strategies and principal risks.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectus of the Fund and (ii) the Statement of Additional Information of the Fund.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I

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